Filed Pursuant to Rule 424(b)(3)
Registration No. 333-224412

Prospectus

Celulosa Arauco y Constitución S.A.

US$500,000,000

Offer to Exchange All Outstanding

3.875% Notes due 2027

For an Equal Principal Amount of

3.875% Notes due 2027

and

US$400,000,000

Offer to Exchange All Outstanding

5.500% Notes due 2047

For an Equal Principal Amount of

5.500% Notes due 2047

Which Have Been Registered Under the Securities Act of 1933

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradeable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at midnight, New York City time, on June 4, 2018, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax or Chilean tax law purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•	The exchange notes are being offered in order to satisfy our obligations under the registration rights agreement entered into in connection with the placement of the outstanding notes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradeable.

Resales of Exchange Notes

•	The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

If you are a broker-dealer and you receive exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. By making such acknowledgment, you will not be deemed to admit that you are an underwriter under the U.S. Securities Act of 1933, as amended, or the “Securities Act.” Broker-dealers may use this prospectus in connection with any resale of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by the broker-dealer as a result of market-making activities or trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer or until any broker-dealer has sold all registered notes held by it, we will make this prospectus available to such broker-dealer for use in connection with any such resale. A broker dealer may not participate in the exchange offer with respect to outstanding notes acquired other than as a result of market-making activities or trading activities. See “Plan of Distribution.”

If you are an affiliate of ours or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the exchange notes, you cannot rely on the applicable interpretations of the U.S. Securities and Exchange Commission, or the “SEC,” and you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

You should consider carefully the risk factors beginning on page 11 of this prospectus before participating in the exchange offer.

Neither the SEC nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 22, 2018

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any exchange notes offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of Section 13(a) Exchange Act and, in accordance therewith, file reports and other information with the SEC. We file annual reports on Form 20-F, which contain our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standard issued by International Accounting Standard Board (“IFRS”), as well as reports on Form 6-K containing our quarterly unaudited consolidated financial statements prepared in accordance with IFRS and certain other information. These reports and other information can be inspected and copied at the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549 and at the regional office of the SEC located at 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549, and its public reference facility in Chicago, Illinois. Such material may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov). As a foreign private issuer, we are exempt from certain provisions of the Exchange Act, including those prescribing the furnishing and content of proxy and information statements and certain periodic reports.

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We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the exchange notes offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement. We have omitted certain items from the prospectus as permitted by the rules and regulations of the SEC. For more information with respect to us and the exchange notes, refer to the registration statement, including the accompanying exhibits, financial statements, schedules and notes. You may inspect the registration statement without charge at the principal office of the SEC in Washington, D.C. and copies of all or part of it may be obtained from the SEC upon payment of the prescribed fee. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. The exhibits accompanying any document referred to in this prospectus are essential for a more complete description of the matter involved.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference certain information we filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference herein the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2017, or the “2017 Form 20-F”, as filed with the SEC on April 23, 2018 (SEC file number 033-99720);

•	our 6-K report relating to the placement of US$500,000,000 of 3.875% Notes due 2027 and US$400,000,000 of 5.500% Notes due 2047 in the international market pursuant to Rule 144A and Regulation S of the Securities Act, as filed with the SEC on November 6, 2017.

In addition, all reports on Form 20-F filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act and, to the extent expressly stated therein, certain reports on Form 6-K subsequent to the date of this prospectus and prior to the termination of the offering of the exchange notes, shall also be deemed to be incorporated by reference into this prospectus from the date of filing of such documents. Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein or attached as an annex hereto shall be deemed to be modified or superseded for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document and deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement or document so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to you, upon your written or oral request, a copy of any or all the documents we incorporate by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to:

Celulosa Arauco y Constitución S.A.

Avenida El Golf 150, 14th Floor

Santiago, Chile

Attention: Gianfranco Truffello

Telephone requests may be directed to Mr. Gianfranco Truffello at +56-2-2461-7200.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation (sociedad anónima) organized under the laws of Chile and subject to certain rules applicable to Chilean public corporations (sociedades anónimas abiertas). Most of our directors and executive officers, and certain experts named or mentioned in this prospectus or other documents incorporated by reference herein, reside outside the United States. A substantial portion of our assets and the assets of these persons are located outside the United States. As a result, except as described below, it may not be possible for investors to effect service of process within the United States upon such persons or us, or to enforce against them or against us in United States courts a judgment obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Chilean counsel, Portaluppi, Guzmán y Bezanilla, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments. Chilean courts, however, have enforced judgments rendered by courts in the United States by virtue of the legal principles of reciprocity and comity, subject to review in Chile of such judgment in order to determine whether certain basic principles of due process and public policy have been respected, without reviewing the merits of the subject matter of the case. Nevertheless, we have been advised by our Chilean counsel that there is doubt as to the enforceability, in original actions in Chilean courts, of liabilities predicated solely upon the federal securities laws of the United States and as to the enforceability in Chilean courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the federal securities laws of the United States. In addition, it will be necessary for investors to comply with certain procedures, including payment of stamp taxes (currently assessed at a rate of 0.8% of the face value of a debt security), if applicable, in order to file a lawsuit with respect to the exchange notes in a Chilean court.

We have appointed Cogency Global Inc. as our authorized agent upon whom process may be served in any action arising out of or based upon the indenture or the issuance of the exchange notes. With respect to such actions, we have submitted to the jurisdiction of any federal or state court having subject matter jurisdiction in the Borough of Manhattan, the City of New York, New York. See “Description of the Exchange Notes.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein, contain words, such as “believe,” “intend,” “estimate,” “project,” “expect” and “anticipate” and similar expressions, that identify forward-looking statements which reflect our views about future events and financial performance. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Actual results could differ materially and adversely from those projected in the forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	our ability to service our debt, fund our working capital requirements and comply with financial covenants in certain of our debt instruments;

•	our ability to fund and implement our capital expenditure programs;

•	the maintenance of relationships with customers;

•	future demand for forestry and wood products in our export markets;

•	international prices for forestry and wood products;

•	the condition of our forests;

•	possible shortages of energy, including electricity;

•	the state of the Chilean, Argentine, Brazilian, Uruguayan, United States, Canadian, European, South African and world economies and manufacturing industries;

•	the relative value of the Chilean peso, Argentine peso, Brazilian real, Uruguayan peso, Euro, U.S. dollar and Canadian dollar compared to other currencies;

•	inflation;

•	the effects of earthquakes, floods, tsunamis, forest fires or other catastrophic events and the adequacy of our insurance to cover the damage resulting from such events;

•	a change of control;

•	the effects from competition;

•	increases in interest rates; and

•	changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities.

In any event, these statements speak only as of their dates, and we do not undertake any obligation to update or revise any of them as a result of new information, future events or otherwise.

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PRESENTATION OF FINANCIAL DATA

Unless otherwise specified, all references to “US$”, “U.S. dollars” or “dollars” are to United States dollars; references to “Chilean pesos” or “Ch$” are to Chilean pesos; references to “Argentine pesos” or “AR$” are to Argentine pesos; references to “Brazilian reals” or “R$” are to Brazilian reals; references to “Uruguayan pesos” or “Uy$” are to Uruguayan pesos; references to “€” or “euro” are to the euro, the single European currency established pursuant to the European Economic and Monetary Union; and references to “UF” are to Unidades de Fomento. The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). As of May 4, 2018, one UF equaled US$43.47 and Ch$621.36.

For your convenience, this prospectus contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, the Central Bank of Chile, which we refer to as the “Central Bank of Chile.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On the observed exchange rate for Chilean pesos, as published by the Diario Oficial de la República de Chile (Chilean Official Gazette) on December 31, 2017 was Ch$614.75 to US$1.00, and on May 4, 2018, the observed exchange rate was Ch$621.36 to US$1.00. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. See “Exchange Rates.” Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

All references to “tons” are to metric tons (1,000 kilograms), which equal 2,204.7 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Percentages and certain amounts in this prospectus and the documents incorporated by reference herein have been rounded for ease of presentation. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere or incorporated by reference in this prospectus and may not contain all of the information you need to consider. Please read the following summary, together with the information in this prospectus set forth under the heading “Risk Factors,” our audited financial statements for the year ended December 31, 2017 prepared in accordance with IFRS and our audited financial statements and accompanying notes included in our 2017 Form 20-F, as filed with the SEC on April 23, 2018 and incorporated by reference in this prospectus. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Arauco” refer to Celulosa Arauco y Constitución S.A. individually, and references to “we,” “our,” “ours,” “us” or similar terms refer to Celulosa Arauco y Constitución S.A., either individually or with its consolidated subsidiaries, to one or more of its consolidated subsidiaries or to all of them taken as a whole, unless the context otherwise requires. References herein to the “notes” refer collectively to the outstanding notes and the exchange notes.

About Arauco

We believe that we are one of Latin America’s largest forest plantation owners and one of the world’s largest producers of bleached and unbleached softwood kraft pulp and wood products in terms of production capacity. We have industrial operations in Chile, Argentina, Brazil, the United States, Canada, Uruguay (via our 50% share in Montes del Plata) and Spain, Portugal, Germany and South Africa (via our 50% share in Sonae Arauco). As of December 31, 2017, we had more than 1,009 thousand hectares of plantations in Chile, Argentina, Brazil and Uruguay combined. Based on information published by Hawkins Wright Ltd., an independent research company for the pulp and paper industry, as of December 31, 2017, we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity.

During 2017, we sold 3.8 million tons of pulp, in the form of hardwood bleached pulp, softwood bleached pulp, softwood unbleached pulp and fluff. During 2017, we harvested 24.6 million cubic meters of sawlogs and pulplogs and sold 7.7 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products and panels (plywood, medium-density fiberboard, or MDF, particleboard, or PBO, and high-density fiberboard, or HB). In 2017, export sales constituted approximately 64.6% of our total revenue, making us Chile’s largest non-mining exporter in terms of revenue. During 2017, sales in Asia, South and Central America and North America accounted for 36.2%, 25.1% and 28.0%, respectively, of our total revenue for such year.

As of December 31, 2017, our planted forests consisted of 66.5% radiata and taeda and elliottii pine and 31.2% eucalyptus. We seek to manage our forestry resources in a way that ensures that the annual growth of our forests is equal to or greater than the volume of resources harvested each year. In 2017, we planted a total of 62,128 hectares and harvested a total of 60,109 hectares, in Chile, Argentina, Brazil and Uruguay.

We operate our forestry business through three main divisions: pulp, wood products and forestry products, each as described below.

Pulp. We own and operate five pulp mills in Chile, one in Argentina and jointly own and operate one in Uruguay through our Montes del Plata joint venture with Stora Enso Oyj. Our aggregate installed annual production capacity (including our 50% share of the Montes del Plata mill’s 1.4 million metric ton capacity) is approximately 3.9 million metric tons. During 2017, our pulp mills produced 3.3 million tons of bleached pulp and 0.4 million tons of unbleached pulp. During 2017, our pulp sales were US$2,356 million, representing 45.0% of our total revenue for such period.

Wood Products. Our wood products segment (formerly known as our timber segment) consists of our wood panel and sawn timber manufacturing operations. We own and operate two plywood mills, one hardboard and medium-density fiberboard mill and one particleboard mill in Chile, one medium-density fiberboard mill and one particleboard mill in Argentina, two medium-density fiberboard mill, one particleboard mill and one medium-density fiberboard and particleboard mill in Brazil, one medium-density fiberboard and particleboard mill, two particleboard mills and three medium-density fiberboard in the United States, and one medium-density fiberboard mill and one medium-density fiberboard and particleboard mill in Canada. The total annual production capacity of these mills is approximately 7.4 million cubic meters of plywood and fiberboard panels. In May 2016 we acquired 50% of Tableros de Fibras (now named Sonae Arauco S.A.), a Spanish subsidiary of Sonae Industria, SGPS, which owns two panel mills and one sawmill in Spain, two panel mills and one resin plant in Portugal, four panel mills and one impregnation of melamine paper plant in Germany and two panel mills in South Africa. The annual production capacity of Sonae Arauco is approximately 1.4 million cubic meters of medium-density fiberboard, 2.2 million cubic meters of particleboard, 486 thousand cubic meters of oriented strand board and 101 thousand cubic meters of sawn timber.

In Chile, during 2017, our plywood mills produced 517 thousand cubic meters of plywood, our hardboard mill produced 29 thousand cubic meters of hardboard panels, our medium-density fiberboard mills produced 460 thousand cubic meters of fiberboard panels, and our particleboard mills produced 265 thousand cubic meters of panels. In Argentina, during 2017, our particleboard mill produced 151 thousand cubic meters of panels and our medium-density fiberboard mill produced 217 thousand cubic meters of fiberboard panels. In Brazil, during 2017, our particleboard mill produced 251 thousand cubic meters of panels and our medium-density fiberboard mill produced 1,088 thousand cubic meters of fiberboard panels. In the United States and Canada, during 2017, our particleboard mills produced 1,173 thousand cubic meters of panels and our medium-density fiberboard mills produced 1,283 thousand cubic meters of fiberboard panels. During 2017, our plywood and fiberboard panel sales were US$1,881 million, representing 35.9% of our total revenue for such respective periods.

We have seven sawmills in operation in Chile and one in Argentina with an aggregate installed annual production capacity of approximately 2.9 million cubic meters of sawn timber. We also own four remanufacturing facilities in Chile and one in Argentina that reprocess sawn timber into remanufactured wood products such as moldings, jams and pre-cut pieces for doors, furniture and door and window frames. In 2017, we produced 2.6 million cubic meters of wood and remanufactured wood products. During 2017, our sawn timber sales were US$735 million, representing 14.0% of our total revenue for such respective periods.

Forestry Products. Our forestry products are sawlogs, pulplogs, posts and chips in Chile, Argentina and Brazil. During 2017, our forestry products sales to third parties were US$106.1 million, representing 2.0% of our total revenue for such period.

Business Strategy

We focus on creating maximum value from our forestland, managing our operations sustainably and, developing products that contribute to an economy based on renewable resources that improves the quality of life of millions of people around the world.

Combining science, technology and innovation, we seek to unfold the full potential of our plantations and develop renewable products in our forestry, pulp, timber, panels and clean energy business areas. We also manage our operations responsibly by adopting the best environmental practices and promoting the safety and development of employees and contractors.

We seek to create high quality products and materials for the paper, packaging, furniture, construction and energy industries, and to provide quality service to our customers, always seeking that our products be considered the superior choice.

Lastly, we strive to become a leader in corporate responsibility in the areas where we are present, showing respect for their communities and members, and by being active in their social and economic development.

Corporate Structure

Set forth below is a diagram summarizing our corporate structure and our principal subsidiaries:

Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile. Our telephone number is +562-2461-7200, and our facsimile number is +562-2461-7541. Information on our website is not incorporated into this offering memorandum and should not be relied upon in determining whether to make an investment in the exchange notes.

The Exchange Offer

On November 2, 2017, we completed the private offering of the outstanding notes. References to the “notes” in this prospectus are references to both the outstanding notes and the exchange notes. This prospectus is part of a registration statement covering the exchange of the outstanding notes for the exchange notes.

We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus as part of the exchange offer and we agreed to use our reasonable best efforts to complete the exchange offer within 360 days after the date of original issuance of the outstanding notes. In the exchange offer, you are entitled to exchange your outstanding notes for exchange notes that are identical in all material respects to the outstanding notes except the exchange notes have been registered under the Securities Act. In addition, the exchange notes will not be entitled to registration rights and liquidated damages that are applicable to the outstanding notes under the registration rights agreement.

The Exchange Offer	We are offering to exchange up to (i) US$500 million aggregate principal amount of our 3.875% Notes due 2027, which we refer to in this prospectus as the “2027 exchange notes,” for up to US$500 million aggregate principal amount of our outstanding 3.875% Notes due 2027, which we refer to in this prospectus as the “2027 outstanding notes” and (ii) US$400 million aggregate principal amount of our 5.500% Notes due 2047, which we refer to in this prospectus as the “2047 exchange notes,” for up to $400 million aggregate principal amount of our outstanding 5.500% Notes due 2047,” which we refer to in this prospectus as the “2047 outstanding notes”. The 2027 outstanding notes together with the 2047 outstanding notes are referred to in this prospectus as the “outstanding notes,” and the 2027 exchange notes together with the 2047 exchange notes are referred to in this prospectus as the “exchange notes”. The exchange offer is being made with respect to all of the outstanding notes. Outstanding notes may only be exchanged in integral multiples of US$1,000.

Resale of the Exchange Notes	Based on an interpretation of the staff of the SEC set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are an affiliate of ours, within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of your business and you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

Any holder of outstanding notes who:

•	is an affiliate of ours;

•	does not acquire exchange notes in the ordinary course of business; or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in the distribution of the exchange notes;

cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar interpretive letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes. See “The Exchange Offer—Resales of the Exchange Notes.”

Expiration Date; Withdrawal of Tender	The exchange offer will expire at midnight, New York City time, on June 4, 2018, unless we extend it. We do not currently intend to extend the expiration date. We refer to this date (as it may be extended) as the “expiration date.” Tenders of outstanding notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer. See “The Exchange Offer––Expiration Date; Extensions; Amendments” and “The Exchange Offer—Withdrawal of Tenders.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive in our sole discretion. See “The Exchange Offer––Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with any physical certificates requesting the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, which we refer to as “ATOP,” by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•	you are not an affiliate, as defined in Rule 405 of the Securities Act, of ours or, if you are an affiliate of ours, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

See “The Exchange Offer—Procedures for Tendering” and “Plan of Distribution.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender the outstanding notes in the exchange offer, you should contact that registered holder promptly and instruct that registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See “The Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and they are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other documents required by the letter of transmittal, or comply with the applicable procedures under DTC’s ATOP, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you are a holder of outstanding notes and you do not tender your outstanding notes in the exchange offer, you will continue to hold the outstanding notes, and you will be entitled to all the rights and limitations applicable to the outstanding notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

To the extent outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes could be adversely affected.

Consequence of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act. See “The Exchange Offer — Consequences of Failure to Exchange.”

Taxation	The exchange of the outstanding notes for the exchange notes pursuant to the exchange offer will not be a taxable event for United States federal income tax or Chilean tax law purposes. See “Taxation.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent	The Bank of New York Mellon is serving as exchange agent in connection with the exchange offer. The contact information for the exchange agent is set forth in the section captioned “The Exchange Offer—Exchange Agent” of this prospectus.

The Exchange Notes

Issuer	Celulosa Arauco y Constitución S.A.

Notes Offered	US$500,000,000 aggregate principal amount of 3.875% notes due 2027 and US$400,000,000 aggregate principal amount of 5.500% notes due 2047.

Maturity	The 3.875% notes due 2027 will mature on November 2, 2027.

The 5.500% notes due 2047 will mature on November 2, 2047.

Interest Payment Dates	May 2 and November 2 of each year, commencing on May 2, 2018.

Optional Redemption	We may redeem the 2027 exchange notes and/or the 2047 exchange notes, in each case in whole or in part, at our option, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the exchange notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 25 basis points (in the case of the 2027 exchange notes) or 40 basis points (in the case of the 2047 exchange notes), together with, in each case, accrued and unpaid interest, if any, on the principal amount of the exchange notes to be redeemed to the date of redemption.

In addition, we may redeem the 2027 exchange notes and/or the 2047 exchange notes, in each case in whole or in part, at any time and from time to time, beginning on the date three months prior to the scheduled maturity of the 2027 exchange notes (in the case of the 2027 exchange notes) and six months prior to the scheduled maturity of the 2047 exchange notes (in the case of the 2047 exchange notes), respectively, at our option at a redemption price equal to 100% of the principal amount of the exchange notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount of the exchange notes being redeemed to the date of redemption. See “Description of the Exchange Notes—Optional Redemption.”

Tax Redemption	We may redeem the 2027 exchange notes and/or the 2047 exchange notes, in each case in whole, but not in part, at any time at par if certain changes related to Chilean tax law occur. See “Description of the Exchange Notes—Redemption for Taxation Reasons.”

Certain Covenants	The indenture under which the exchange notes will be issued contains certain covenants, including limitations on liens and limitations on sale and leaseback transactions.

Ranking	The exchange notes will be our unsecured obligations and will, other than with respect to certain obligations given preferential treatment pursuant to the laws of Chile, rank pari passu in right of payment with all of our other unsecured and unsubordinated indebtedness. The exchange notes will not have the benefit of any collateral securing any of our existing and future secured indebtedness and will be effectively subordinated to any such secured indebtedness to the extent of the value of the assets securing such indebtedness. The exchange notes will be structurally subordinated to all existing and future indebtedness of any of our subsidiaries. The exchange notes do not restrict our ability or the ability of our subsidiaries to incur additional indebtedness in the future. At December 31, 2017, the aggregate principal amount of outstanding indebtedness of our subsidiaries was US$771.2 million, or 18.0% of our consolidated indebtedness at such date.

Further Issues	We may, from time to time without the consent of holders of the notes, issue additional notes on substantially the same terms and conditions as the 2027 exchange notes and/or the 2047 exchange notes, which additional notes will increase the aggregate principal amount of, and will be consolidated and form a single series with, the 2027 exchange notes and the 2027 outstanding notes or the 2047 exchange notes and the 2047 outstanding notes, as applicable; provided that if any additional notes are not fungible with the applicable series of notes for U.S. federal income tax purposes, such additional notes will have separate CUSIP and ISIN numbers.

Taxation	Under Chile’s income tax law, our payments of interest made from Chile in respect of the exchange notes to a foreign holder will generally be subject to a Chilean withholding tax assessed at a rate of 4.0%. Subject to certain exceptions, we will pay Additional Amounts (as defined herein) as may be necessary to ensure that the net amounts received by the foreign holders (including Additional Amounts) after such Chilean withholding shall equal the amounts which would have been receivable in respect of the exchange notes in the absence of such Chilean withholding tax. See “Description of the Exchange Notes—Payment of Additional Amounts” and “Taxation.”

Governing Law	Our contractual rights and obligations and the rights of the holders of the exchange notes arising out of, or in connection with, the indenture and the exchange notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Absence of a Public Market for the Exchange Notes	The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be an established trading market. Accordingly, we cannot assure you as to the development or liquidity of any market for the exchange notes. We do not intend to apply for a listing of the exchange notes on any securities exchange or automated dealer quotation system.

Exchange Controls in Chile	The issuance of the exchange notes does not require prior authorization by the Central Bank of Chile. Nevertheless, certain financial terms of the outstanding notes have been registered with the Central Bank of Chile after the issuance of the outstanding notes.

Trustee	The Bank of New York Mellon is the trustee under the indenture.

For a discussion of risks that should be considered in connection with an investment in the exchange notes, see “Risk Factors.”

RISK FACTORS

We are subject to various changing economic, political, social and competitive conditions, particularly in our principal markets. Any of the following risks, if they occur, could materially and adversely affect our business, financial condition and results of operations and, as a result, the exchange notes. You should consider these risks, in addition to the other information presented or incorporated by reference into this prospectus, before making an investment decision in respect of the exchange notes.

Risks Relating to the Exchange Offer and Notes

If you choose not to exchange your outstanding notes, the present transfer restrictions will remain in force and the market price of your outstanding notes could decline.

If you do not exchange your outstanding notes for exchange notes under the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to the section of the prospectus entitled “The Exchange Offer” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to reduction in liquidity.

You must comply with the exchange offer procedures in order to receive freely tradable exchange notes.

Delivery of the exchange notes in exchange for the outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	Certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, as a depository, including an agent’s message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

•	A completed and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal; and

•	Any other documents required by the letter of transmittal.

Therefore, holders of the outstanding notes who would like to tender the outstanding notes in exchange for exchange notes should be sure to allow enough time for the outstanding notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of outstanding notes for exchange. Outstanding notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and will no longer have the registration and other rights under the registration rights agreement. See “The Exchange Offer—Procedures for Tendering.”

Some holders who exchange their outstanding notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities. If you are deemed to have received restricted securities, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The obligations under the exchange notes will be structurally subordinated to all indebtedness of our subsidiaries.

Our cash flow and our ability to service debt is dependent, in part, on the cash flow and earnings of our subsidiaries and the transfer of funds by those subsidiaries to us, in the form of loans, interest, dividends or otherwise. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the terms of the exchange notes or to make any funds available for such purpose.

The exchange notes will be structurally subordinated to all present and future indebtedness of our subsidiaries, and the indenture governing the exchange notes will not limit the ability of our subsidiaries to incur additional indebtedness. In the event of a liquidation, winding-up, dissolution or a bankruptcy, administration, reorganization, insolvency, receivership, or similar proceeding, of any of these subsidiaries, the subsidiaries will pay the holders of their own debt, their trade creditors and any preferred shareholders before they would be able to distribute any of their assets to us. As of December 31, 2017, the aggregate principal amount of outstanding indebtedness of our subsidiaries was US$771.2 million, or 18.0% of our consolidated indebtedness at such date.

Changes in tax laws could lead to the redemption of the exchange notes by us.

Payments of interest in respect of the exchange notes made by us to foreign holders will generally be subject to Chilean interest withholding tax at a rate of 4.0%. Subject to certain exemptions, we will pay Additional Amounts so that the amount received by the holder after Chilean withholding tax will equal the amount that would have been received if no such taxes had been applicable. Under the indenture, the exchange notes of any series will be redeemable at our option, in whole (but not in part) at any time at the principal amount thereof plus accrued and unpaid interest and any Additional Amounts due thereon if, as a result of changes in the laws, treaties, rules or regulations affecting Chilean taxation (or the official interpretation, administration or application thereof), we become obligated to pay Additional Amounts on the exchange notes in excess of Additional Amounts payable in respect of the 4.0% Chilean withholding tax payable on payments of interest on the exchange notes. Although no proposal to increase the withholding tax rate in Chile is currently pending, we cannot assure you that an increase in withholding tax rate will not be presented to or enacted by the Chilean Congress. See “Description of the Exchange Notes—Redemption for Taxation Reasons.”

You may not be able to reinvest any early redemption proceeds in a comparable security

The exchange notes may be redeemed at any time at our option at the prices set forth herein, or in the event of a change in tax law as described above. If your exchange notes are redeemed at a time when prevailing interest rates are relatively low, you may not be able to reinvest the redemption proceeds in a comparable security with an effective interest rate as high as that of your exchange notes.

The exchange notes constitute a new issue of securities for which there is currently no public market. You may be unable to sell your exchange notes if a trading market for the notes does not develop.

We cannot assure you that an active trading market for the exchange notes will develop or, if a market develops, as to the liquidity of the market. The liquidity of any market for the exchange notes will depend on the number of holders of the exchange notes, the interest of securities dealers in making a market in the exchange notes and other factors. Therefore, we cannot assure you as to the development or liquidity of any market for the exchange notes. If an active trading market does not develop, the market price and liquidity of the exchange notes may be adversely affected. If the exchange notes are traded, they may trade at a discount from their initial offering price depending upon prevailing interest rates, the market for similar securities, general economic conditions, our performance and business prospects and other factors.

We may incur additional indebtedness ranking equally to the exchange notes.

The indenture will permit us to issue additional debt that ranks on an equal and ratable basis with the exchange notes. If we incur any additional debt that ranks on an equal and ratable basis with the exchange notes, the holders of that debt will be entitled to share ratably with the holders of the exchange notes in any proceeds distributed in connection with an insolvency, liquidation, reorganization, dissolution or other winding-up of us subject to satisfaction of certain debt limitations. This may have the effect of reducing the amount of proceeds paid to you.

The obligations under the exchange notes will be subordinated to certain statutory liabilities.

Under Chilean bankruptcy law, the obligations under the exchange notes are subordinated to certain statutory preferences. In the event of liquidation, such statutory preferences, including claims for salaries, wages, secured obligations, social security, taxes and certain court fees and expenses in the interest of the creditors, will have preference over any other claims, including claims by any investor in respect of the exchange notes. In addition, certain of our creditors may hold negotiable instruments or other instruments governed by local law that grant rights to attach our assets at the inception of judicial proceedings in the relevant jurisdiction, which attachment is likely to result in priorities benefitting those creditors when compared to the rights of holders of the exchange notes.

Holders of the exchange notes may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Chile and our principal place of business (domicilio social) is in Santiago, Chile. Most of our directors, officers and controlling persons reside outside of the United States. In addition, a majority of our assets are located outside of the United States. As a result, it may be difficult for holders of notes to effect service of process within the United States or other jurisdictions outside of Chile upon such persons, or to enforce judgments against them, including in any action based on civil liabilities under the U.S. securities laws or the laws of such other jurisdiction. Based on the opinion of our Chilean counsel, there is doubt as to the enforceability against such persons in Chile, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. securities laws. See “Enforceability of Civil Liabilities.”

We will not have guaranteed access to U.S. dollars for repayment of the exchange notes.

Under Chilean laws and regulations of the Central Bank of Chile, we will not have guaranteed access to the formal exchange market (Mercado Cambiario Formal) for payment of interest and principal on the exchange notes in U.S. dollars. However, we are permitted to purchase U.S. dollars to make payments of interest and principal on the exchange notes. Future regulations of the Central Bank of Chile or legislative changes to the current foreign exchange control regime in Chile could restrict or prevent us from purchasing U.S. dollars for purposes of making payments under the exchange notes.

We cannot assure you that our credit ratings or the credit ratings for the exchange notes will not be downgraded, suspended or withdrawn by the rating agencies.

We and the exchange notes have been rated by internationally recognized statistical ratings organizations. Our credit ratings and the credit ratings of the exchange notes may change after issuance. Such ratings are limited in scope, and do not address all material risks relating to an investment in the exchange notes, but rather reflect only the views of the rating agencies at the time the ratings are issued. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. An explanation of the significance of such ratings may be obtained from the rating agencies. We cannot assure you that such credit ratings will remain in effect for any given period of time or that such ratings will not be downgraded, suspended or withdrawn entirely by the rating agencies, if, in the judgment of such rating agencies, circumstances so warrant. Any downgrading, suspension or withdrawal of such ratings may have an adverse effect on the market price and marketability of the exchange notes. Our credit ratings from each rating agency should be evaluated independently of ratings by any other rating agencies.

The market value of the exchange notes may depend on economic conditions in Latin America or other parts of the world over which we have no control.

The market value of debt securities of Chilean companies, including ours, is affected to varying degrees by economic and market conditions in other Latin American countries and elsewhere in the world. Although economic conditions in such countries may differ significantly from economic conditions in Chile, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers. International financial markets have recently experienced volatility due to a combination of international political and economic events. There can be no assurance that deterioration of the Argentine economy, economic or policy changes in Brazil or other events in these or other countries will not adversely affect the market value of the exchange notes.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate cash required to service our debt.

Our ability to make scheduled payments on the exchange notes and to meet our other debt service obligations or to refinance our debt depends on our future operating and financial performance and our ability to generate cash. This will be affected by our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, technical and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, including the exchange notes, obtain additional financing, delay capital expenditures or sell assets.

We may not be able to generate sufficient cash through any of the foregoing ways. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially favorable terms or at all, we may not be able to satisfy our obligations with respect to our debt, including the exchange notes. If this were to occur, holders of the relevant debt would be able to declare the full amount of that debt due and payable. Our assets may not be sufficient to pay such amounts.

Our controlling shareholder may exercise substantial influence in a manner that differs from your interests as a noteholder.

Our controlling shareholder has and will continue to have the ability to elect all of our directors and officers and to determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends. Even though our board of directors is responsible for establishing our general business policies and guidelines, as well as our long-term strategy, our controlling shareholder has significant influence in such determinations and other operating and management matters, and its interests may differ from your interests as a noteholder.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization or result in any increase in our indebtedness.

The net proceeds to us from the issuance of the outstanding notes were approximately US$888,472,000 after deducting offering expenses and discounts and commissions. We used the net proceeds from the sale of the outstanding notes (i) to pay the purchase price to holders of our 7.250% Notes due 2019, 5.000% Notes due 2021 and 4.750% Notes due 2022 that were validly tendered and accepted to be purchased by us pursuant to the terms of the cash tender offers that were being concurrently conducted by us and (ii) for other general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial and operating information as of the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, appearing in our 2017 Form 20-F filed with the SEC on April 23, 2018, which has been incorporated by reference in this prospectus.

The consolidated financial information as of December 31, 2016 and 2017 and for each of the years ended on December 31, 2015, 2016 and 2017 has been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS and are contained in our 2017 Form 20-F, incorporated by reference in this prospectus.

The consolidated financial information as of December 31, 2013, 2014 and 2015 and for each of the years ended on December 31, 2013 and 2014 has been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS and are not contained in our 2017 Form 20-F.

	As of and for the year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$, except ratios and per share data)
INCOME STATEMENT DATA
Revenue:
Pulp	2,180,756	2,343,020	2,363,973	2,146,078	2,451,363
Wood products	2,770,784	2,817,204	2,633,211	2,494,751	2,625,198
Forestry products	160,490	148,517	116,368	96,489	114,122
Other	33,470	33,902	33,188	24,067	47,658

Total revenue	5,145,500	5,342,643	5,146,740	4,761,385	5,238,341
Cost of sales	(3,557,210)	(3,654,146)	(3,511,425)	(3,498,905)	(3,574,532)

Gross profit	1,588,290	1,688,497	1,635,315	1,262,480	1,663,809
Other income	385,055	368,924	273,026	257,863	111,513
Distribution costs	(523,587)	(556,837)	(528,470)	(496,473)	(523,300)
Administrative expenses	(544,694)	(550,809)	(551,977)	(474,469)	(521,294)
Other expenses	(136,812)	(138,769)	(83,388)	(77,415)	(240,165)
Operating income	768 ,252	811,006	744,506	471,986	490,563
Financial income	19,062	30,772	50,284	29,701	19,640
Financial costs	(232,843)	(246,473)	(262,962)	(258,467)	(287,958)
Share of profit (loss) of associates and joint ventures accounted for using equity method	6,260	7,481	6,748	23,939	17,017
Exchange rate differences	(11,797)	(9,961)	(41,171)	(3,935)	98
Income before income tax	548,934	592,825	497,405	263,224)	239,360
Income tax	(130,357)	(448,652)	(129,694)	(45,647)	30,992

Net income	418,577	144,173	367,711	217,577	270,352
BALANCE SHEET DATA
Current assets	2,808,321	3,140,715	2,686,412	2,722,360	2,770,363
Property, plant and equipment	7,137,467	7,119,583	6,896,396	6,919,495	7,034,299
Biological assets(1)	3,892,203	3,846,353	3,826,597	3,898,991	3,766,942
Total assets	14,335,106	14,593,214	13,670,391	14,006,181	13,994,600
Total current liabilities	1,682,016	1,547,086	1,034,251	1,346,064	1,399,394
Total non-current liabilities	5,608,550	6,231,392	5,989,695	5,660,834	5,478,313
Issued capital	353,618	353,618	353,618	353,618	353,618
Total equity	7,044,540	6,814,736	6,646,445	6,999,283	7,116,893

	As of and for the year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$, except ratios and per share data)
CASH FLOW DATA
Net cash flow from operating activities	897,720	985,175	853,650	773,584	1,072,425
Net cash flow from investing activities	(687,620)	(655,158)	(477,780)	(640,212)	(633,348)
Net cash flow from financing activities	(7,776)	(7,885)	(812,176)	(38,484)	(439,101)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	202,324	322,132	(436,306)	94,888	(24)
OTHER FINANCIAL DATA
Capital expenditures(2)	942,638	604,155	564,795	556,633	844,082
Depreciation and amortization	298,647	353,434	400,145	409,387	421,551
Fair value cost of timber harvested	320,894	353,273	306,673	340,199	334,100
EBIT(3)(11)	762,715	808,526	710,083	491,990	507,678
Adjusted EBITDA(3)(10)	1,152,913	1,280,481	1,290,486	1,067,121	1,353,159
Adjusted EBITDA(3)/finance costs(10)	4.91	5.2	4.91	4.13	4.7
Adjusted EBITDA(3)/revenue(10)	22.2%	24.0%	25.1%	22.4%	25.8%
Average debt(4)/Adjusted EBITDA(3)(10)	4.37	3.95	3.64	4.12	3.23
Total debt(5)(10)	5,026,494	5,078,430	4,305,435	4,481,003	4,273,518
Total debt(5)/capitalization(6)(10)	41.6%	42.7%	39.3%	39.0%	37.5%
Total debt(5)/equity attributable to parent company(10)	71.9%	75.0%	65.1%	64.4%	60.4%
Working capital(7)(10)	1,126,305	1,593,629	1,652,161	1,376,296	1,370,969
Number of shares	113,159,655	113,159,655	113,159,655	113,159,655	113,159,655
Earnings per share (US$ per share)	3.4	1.2	3.2	1.9	2.4
Dividends paid by parent company	140,054	141,089	143,003	130,624	121,586
Dividends per share (US$ per share)	1.24	1.25	1.26	1.15	1.07

(1)	Biological assets refer to our forests and long-standing trees (current and non-current).
(2)	Includes capital expenditures in respect of property, plant and equipment and biological assets accrued for the period. Excludes acquisitions of companies.
(3)	We calculate EBIT as “net income” before “finance costs,” “finance income” and “income tax.” We calculate EBITDA as EBIT, plus “depreciation and amortization.”

Adjusted EBITDA is calculated by adding “fair value cost of timber harvested,” “exchange rate differences” and other expenses, and deducting “gain from changes in fair value of biological assets” to EBITDA. “Fair value cost of timber harvested” is a non-cash expense included in our cost of sales (as a component of raw materials) that represents the fair value of the wood harvested and sold from our own plantations, which is commonly excluded from the non-generally accepted accounting principles (non-GAAP) measures used by analysts to compare participants in our industry as it is a non-cash item (purchases of wood from third parties are cash expenses that are not included in “fair value cost of timber harvested”). “Gain from changes in fair value of biological assets” is a gain that does not represent cash flow. We believe that Adjusted EBITDA provides investors with a useful supplemental indicator of the performance of our core business because (i) it cancels out the effects of fair value that are independent of the cost efficiency of our operating facilities and (ii) it excludes the effect of exchange rate differences, which are mainly derived from our debt instruments.

In evaluating our performance, we believe that each of these non-GAAP financial measures should be considered together with and should not be considered in isolation, or as a substitute for, the analysis of our results as reported under IFRS. Some of the limitations of our non-GAAP financial measures are that EBIT, EBITDA and Adjusted EBITDA do not reflect: (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) changes in, or cash requirements for, working capital needs; or (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt.

Because not all companies calculate EBIT, EBITDA or Adjusted EBITDA in the same manner, such measures as calculated by us may differ from such measures calculated by other companies. We compensate for these limitations by using EBIT, EBITDA and Adjusted EBITDA as supplemental measures to monitor our performance and by relying primarily on our financial statements that have been prepared in accordance with IFRS.

The following table presents, for the periods indicated, the reconciliation of EBIT, EBITDA and Adjusted EBITDA to net income.

	For the year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$)
Net income	418,577	144,173	367,711	217,577	270,352
(+) Financial costs	232,843	246,473	262,962	258,467	287,958
(-) Financial income	(19,062)	(30,772)	(50,284)	(29,701)	(19,640)
(+) Income tax	130,357	448,652	129,694	45,647	(30,992)

EBIT	762,715	808,526	710,083	491,990	507,678
(+) Depreciation and amortization(8)	317,647	353,434	400,145	409,387	421,551

EBITDA	1,080,362	1,161,960	1,110,228	901,377	929,229
(+) Fair value cost of timber harvested	320,894	353,273	306,673	340,199	334,100
(-) Gain from changes in fair value of biological assets	(269,671)	(284,497)	(210,479)	(208,562)	(83,031)
(+) Exchange rate differences	11,797	9,961	41,171	3,935	(98)
(+) Others(9)	9,531	39,784	42,893	30,172	172,959

Adjusted EBITDA	1,152,913	1,280,481	1,290,486	1,067,121	1,353,159

(4)	Average debt is calculated as the average of total debt between the beginning and the end of the applicable period.
(5)	Total debt is calculated as the sum of other current financial liabilities and other non-current financial liabilities, less hedging instruments.
(6)	Capitalization is calculated as total debt, including accrued interest, plus total equity.
(7)	Working capital is calculated by subtracting current liabilities from current assets.
(8)	See Note 3 of our audited consolidated financial statements for more detail on amortization and depreciation.
(9)	“Others” includes other non-cash expenses or gains, mainly associated with charges for forestry losses due to fires and impairment for fixed assets and others. The increased in “Others” for 2017 is mainly due to provision for forestry losses that accounted U.S.$138 million due to wildfires that affected our forest at the beginning of 2017.

(10)	Unaudited non-GAAP measures.

	For the year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$, except volume data)
OPERATING DATA
Forest
Harvest (hectares)	55,539	56,306	52,636	53,974	60,109

Pulp
Bleached pulp:
Unit sales volume(1)	2,598.1	2,827.8	3,077.9	3,240.8	3,327.8
Production(1)	2,619.0	2,808.6	3,148.8	3,265.6	3,279.2
Average unit sales price (US$ per metric ton)	665.8	666.8	636.7	549.5	619.7

Unbleached pulp:
Unit sales volume(1)	481.9	451.5	459.6	439.7	445.1
Production(1)	461.0	460.0	454.3	429.9	435.0
Average unit sales price (US$ per metric ton)	623.4	687.0	616.6	592.4	659.0

Wood products(2)
Panels(3):
Unit sales volume(2)	5,152.1	4,840.1	4,914.8	4,753.9	4,866.2
Average unit sales price (US$ per cubic meter)	374.0	353.6	325.0	322.6	337.7

Sawn timber:
Unit sales volume(4)	2,283.8	2,361.5	2,078.9	1,943.9	1,841.6
Average unit sales price (US$ per cubic meter)	256.0	270.0	239.8	246.8	258.5

Remanufactured wood products:
Unit sales volume(4)	411.0	429.2	418.8	441.6	445.0
Average unit sales price (US$ per cubic meter)	596.7	549.7	686.4	556.1	582.8

Plywood(3):
Unit sales volume(4)	—	443.9	594.1	563.9	566.5
Average unit sales price (US$ per cubic meter)	—	472.1	403.8	402.4	420.5

Forestry products
Sawlogs:
Unit sales volume(4)	2,148.6	2,262.1	1,793.3	1,328.0	1,607.7
Average unit sales price (US$ per cubic meter)	41.6	49.7	36.5	42.6	40.3

Pulplogs:
Unit sales volume(4)	545.9	498.9	591.0	459.5	616.0
Average unit sales price (US$ per cubic meter)	52.7	17.7	38.0	14.2	12.8

Chips:
Unit sales volume(4)	304.8	302.5	277.6	366.2	443.4
Average unit sales price (US$ per cubic meter)	69.6	64.5	63.2	56.8	56.8

(1)	Thousands of metric tons.
(2)	Wood products is the same business segment as our “Timber” segment referred to in our 20-F for the year ended December 31, 2016.
(3)	For the year ended on December 31, 2013, the item “Panels” includes plywood and panels, as there was no information available for each item separately.
(4)	Thousands of cubic meters.

RATIO OF EARNINGS TO FIXED CHARGES

The following tables set forth our ratio of earnings to fixed charges for (i) the years ended December 31, 2013, 2014, 2015, 2016 and 2017, in accordance with IFRS. For purposes of computing the ratio of earnings to fixed charges, (i) earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investee plus fixed charges and distributed income of equity investees less capitalized interest (ii) fixed charges consist of interest expense (including capitalized interest).

	For the year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of US$)
Earnings
Pre-tax income from continuing operations	548,934	592,825	497,405	263,224	239,360
Less: Income or loss from equity investee	(6,260)	(7,481)	(6,748)	(23,939)	(17,017)
Pre-tax income from continuing operations after adjustment for income or loss from equity investee	542,674	585,344	490,657	239,285	222,343
Plus: Fixed charges	260,330	266,059	264,855	260,644	229,172
Plus: Distribute income of equity investees	17,074	11,696	18,396	5,320	8,586
Less: Interest capitalized	(27,487)	(19,586)	(1,893)	(2,177)	(5,603)
Total earnings	792,591	843,513	772,015	503,072	454,498

Fixed charges
Interest expense	232,843	246,473	262,962	258,467	223,569
Capitalized interest	27,487	19,586	1,893	2,177	5,603
Total fixed charges	260,330	266,059	264,855	260,644	229,172
Ratio of earnings to fixed charges(*)	3.0	3.2	2.9	1.9	2.0

(*)	Fixed charges consist of interest expense (including capitalized interest) and amortization of any discount and issuance.

THE EXCHANGE OFFER

General

This section describes the exchange offer and the material provisions of the registration rights agreement, but it may not contain all of the information that is important to you. We refer you to the complete provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement on Form F-4. See “Where You Can Find More Information” for instructions on how to obtain copies of this document.

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), to exchange up to (i) US$500 million aggregate principal amount of our 3.875% Notes due 2027, which we refer to in this prospectus as the “2027 exchange notes,” for up to US$500 million aggregate principal amount of our outstanding 3.875% Notes due 2027, which we refer to in this prospectus as the “2027 outstanding notes,” properly tendered on or prior to the expiration date and not withdrawn and (ii) US$400 million aggregate principal amount of our 5.500% Notes due 2047, which we refer to in this prospectus as the “2047 exchange notes,” for $400 million aggregate principal amount of our outstanding 5.500% Notes due 2047,” which we refer to in this prospectus as the “2047 outstanding notes,” properly tendered on or prior to the expiration date and not withdrawn. The 2027 outstanding notes together with the 2047 outstanding notes are referred to in this prospectus as the “outstanding notes,” and the 2027 exchange notes together with the 2047 exchange notes are referred to in this prospectus as the “exchange notes”. The exchange offer is being made with respect to all of the outstanding notes.

As of the date of this prospectus, US$500 million aggregate principal amount of the 2027 outstanding notes and US$400 million aggregate principal amount of the 2047 outstanding notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about May 7, 2018, to all holders of outstanding notes known to us. Our obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to conditions set forth under “—Conditions to the Exchange Offer” below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act as promptly as practicable, but in no event later than 360 days after the closing date and keep the exchange offer registration statement effective for not less than 20 business days. The exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe obligations in the registration rights agreement. The outstanding notes were issued on November 2, 2017.

If we are unable to meet our obligations under the registration rights agreement described above, we will use commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the registration statement effective for up to two years after the closing date.

If we fail to comply with our obligations under the registration rights agreement described above, we will be required to pay additional interest to holders of the outstanding notes.

Each holder of outstanding notes that wishes to exchange outstanding notes for exchange notes in the exchange offer will be required to make certain representations, including the following:

•	any exchange notes will be acquired in the ordinary course of its business;

•	the holder will have no arrangements or understanding with any person to participate in the distribution of the outstanding notes or the exchange notes within the meaning of the Securities Act;

•	the holder is not an affiliate, as defined in Rule 405 of the Securities Act, of ours or if it is an affiliate of ours, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

•	if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in the distribution of the exchange notes; and

•	if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. We will issue (i) US$2,000 principal amount of 2027 exchange notes in exchange for each US$2,000 principal amount of 2027 outstanding notes, and (ii) US$2,000 principal amount of 2047 exchange notes in exchange for each US$2,000 principal amount of 2047 outstanding notes, surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of US$1,000.

The form and terms of the 2027 and 2047 exchange notes will be substantially identical to the form and terms of the 2027 outstanding notes and 2047 outstanding notes, respectively, except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional amounts upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, US$500 million aggregate principal amount of the 2027 outstanding notes and US$400 million aggregate principal amount of the 2047 outstanding notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to the holders. Under the terms of the registration rights agreement, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Conditions to the Exchange Offer.”

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Resale of Exchange Notes

Based on interpretations of the staff of the SEC set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not an affiliate of ours within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of the exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of exchange notes.

Expiration Date; Extensions; Amendments

The exchange offer will expire at midnight, New York City time on June 4, 2018, unless in our sole discretion we extend it.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, by giving written notice of the delay, extension or termination to the exchange agent; or

•	under the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed promptly by written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holder of outstanding notes of the amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in our judgment:

•	the exchange notes to be received will not be tradable by the holder, without restriction under the Securities Act, the Exchange Act or the blue sky or security laws of any state of the United States;

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC or any other governmental authority;

•	(i) any suspension of trading in, or limitation on prices for, trading in securities in the United States securities or financial markets or any other significant adverse change in Chile, the United States, Argentina or Brazil securities or financial markets, (ii) a material impairment in any such trading market for debt securities, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Chile, the United States, Argentina or Brazil (whether or not mandatory), (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event that, in our sole judgment, might affect the nature or extension of credit by banks or other lending institutions in Chile, the United States, Argentina or Brazil, (v) any attack on, outbreak or escalation of hostilities, acts of terrorism or any declaration of a national emergency, commencement of war, armed hostilities or other national or international crisis directly or indirectly involving Chile, the United States, Argentina or Brazil or (vi) any significant adverse change in the currency exchange rates or securities or financial markets generally of Chile, the United States, Argentina or Brazil or, in the case of any of the foregoing existing on the date hereof, any acceleration, escalation or worsening thereof;

•	any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated, enforced, deemed applicable or threatened by any court or governmental, regulatory or administrative agency or instrumentality that, in our sole judgment, would or would be reasonably likely to prohibit, prevent or restrict or delay the consummation of the exchange offer or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects or our subsidiaries or would adversely affect the contemplated benefits of the exchange offer or be material to holders of outstanding notes in deciding whether to accept the exchange offer;

•	any action or proceeding has been instituted or threatened before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, that challenges the making of the exchange offer or is reasonably likely to directly or indirectly prohibit, prevent, restrict or delay the consummation of the exchange offer or otherwise adversely affect the exchange offer in any material manner;

•

any other legal impediment (including a default under an agreement, indenture or other instrument or obligation to which we or any of our affiliates is a party or by which we or any of our affiliates is bound) or other circumstances shall exist or be threatened that would or would be reasonably likely to adversely affect the transactions contemplated by the exchange offer or the contemplated benefits to us or any of our affiliates of the exchange offer;

•	the actual or prospective occurrence of any event or events that, in our sole judgment, could prevent, restrict or delay consummation of the exchange offer or adversely affect the contemplated benefits of the exchange offer to us or any of our affiliates; or

•	the depositary, the trustee or any third party shall have objected in any respect to, or taken action or failed to take action that could in our judgment adversely affect the consummation of the exchange offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution”; and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving written notice of the extension to their holders. During any such extensions, all notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes as promptly as practicable.

These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any outstanding notes if, at the time, any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

Procedures for Tendering

Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the accompanying letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s ATOP system procedures described below.

In addition, either:

•	the exchange agent must receive the outstanding notes along with the accompanying letter of transmittal; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below and a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not properly withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its outstanding notes either:

•	make appropriate arrangements to register ownership of the outstanding notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the accompanying letter of transmittal; or

•	for the account of an eligible institution.

If the accompanying letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

If the accompanying letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use DTC’s ATOP system to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its ATOP system that is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against that participant.

We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not validly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the accompanying letter of transmittal or authorizing the transmission of the agent’s message, each tendering holder of outstanding notes will represent or be deemed to have represented to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of any exchange notes. See “Plan of Distribution”; and

•	the holder is not an affiliate, as defined in Rule 405 of the Securities Act, of ours or, if the holder is an affiliate, it will comply with any, applicable registration and prospectus delivery requirements of the Securities Act.

Book-entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the accompanying letter of transmittal or any other available required documents to the exchange agent or comply with the applicable procedures under DTC’s ATOP system prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of the outstanding notes and the principal amount of outstanding notes tendered;

•	stating that the tender is being made thereby;

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “—Exchange Agent,” or

•	holders must comply with the appropriate procedures of DTC’s ATOP system.

•	Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which the outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of that facility. We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn, outstanding notes may be retendered by following one of the procedures described under “––Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

The Bank of New York Mellon has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or for the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

The Bank of New York Mellon

c/o The Bank of New York Mellon Corporation

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attention: Pamela Adamo

By Facsimile Transmission (for Eligible Institutions Only): 732-667-9408

Confirm by Telephone: 315-414-3317

Email: CT REORG UNIT INQUIRIES@bnymellon.com

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We will incur certain cash expenses in connection with soliciting tenders. These expenses are estimated in the aggregate to be approximately US$250,000. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange notes will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of the outstanding notes:

•	as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the staff of the SEC, exchange notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	cannot rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Other

The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resale of any untendered outstanding notes.

DESCRIPTION OF THE EXCHANGE NOTES

On November 2, 2017, we completed a private placement of US$500 million aggregate principal amount of the 2027 outstanding notes and US$400 million aggregate principal amount of the 2047 outstanding notes. We issued the outstanding notes, and will issue the exchange notes, under an indenture dated November 2, 2017, between ourselves and The Bank of New York Mellon, as trustee. The outstanding notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act.

The following summary of the material provisions of the indenture and the exchange notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture and the exchange notes, including the definitions of certain terms therein. We refer you to the complete text of the indenture which has been filed as an exhibit to the registration statement on Form F-4 of which this prospectus is a part. See “Where You Can Find More Information” for instructions on how to obtain copies of the indenture.

The terms and provisions of the exchange notes are substantially identical in all material respects to the outstanding notes except the exchange notes have been registered under the Securities Act. The 2027 exchange notes and the 2047 exchange notes, and the 2027 outstanding notes and the 2047 outstanding notes, respectively, will each form a single series of notes for all purposes of the indenture. References to the “notes” in this prospectus are references to both the outstanding notes and the exchange notes. The definitions of certain terms used in the following summary are set forth below under “—Certain Definitions.” Capitalized terms used in the following summary and not otherwise defined herein shall have the meanings ascribed to them in the indenture.

General

The exchange notes will be our unsecured and unsubordinated obligations. The exchange notes will, other than in the case of certain obligations granted preferential treatment pursuant to Chilean law, rank pari passu in right of payment with all of our other existing and future unsecured indebtedness that is not, by its terms, expressly subordinated in right of payment to the exchange notes. The exchange notes will effectively rank junior to any and all of our secured indebtedness to the extent of the assets securing such indebtedness.

The indenture does not limit the amount of indebtedness or other obligations that may be incurred by us.

We may, from time to time without the consent of holders of the notes, issue additional notes on substantially the same terms and conditions as the 2027 exchange notes and/or the 2047 exchange notes, which additional notes will increase the aggregate principal amount of, and will be consolidated and form a single series with, the 2027 exchange notes and the 2027 outstanding notes, or the 2047 exchange notes and the 2047 outstanding notes, as applicable; provided that if any additional notes are not fungible with the applicable series of notes for U.S. federal income tax purposes, such additional notes shall have separate CUSIP and ISIN numbers.

Assuming that all outstanding notes are exchanged for exchange notes, the aggregate principal amount of the 2027 exchange notes will be US$500 million and the aggregate principal amount of the 2047 exchange notes will be US$400 million. The 2027 exchange notes will mature on November 2, 2027 and the 2047 exchange notes will mature on November 2, 2047. The exchange notes will bear interest at the rate per annum set forth on the front cover page of this prospectus from November 2, 2017 or from the most recent interest payment date for which interest has been paid or provided. Interest on the exchange notes will be payable semiannually on May 2 and November 2 of each year, commencing on May 2, 2018, to the person in whose name an exchange note is registered at the close of business on the preceding April 30 and October 30, as the case may be. Interest on the exchange notes will be computed on the basis of a 360-day year of twelve 30-day months. Holders must surrender the exchange notes to the paying agent for the exchange notes to collect principal payments. Except as described in “—Book-entry; Delivery and Form” in this prospectus, we will pay principal and interest by wire transfers to the account specified by the trustee.

The exchange notes will be issued only in fully registered form, without coupons, with a minimum denomination of US$200,000 and in integral multiples of US$1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange of exchange notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Initially, the trustee will act as security registrar and paying agent for the exchange notes. The exchange notes may be presented for registration of transfer and exchange at the offices of the security registrar for the exchange notes

Book-entry; Delivery and Form

The exchange notes will be represented by one or more global notes in registered, global form without interest coupons, which we refer to in this prospectus as the “Global Exchange Note”. The Global Exchange Note will initially be deposited upon issuance with the trustee as custodian for The Depository Trust Company, or “DTC,” in New York, New York, and registered in the name of Cede & Co., as nominee of DTC, in each case for credit to an account of a direct or indirect participant as described below. Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for exchange notes in physical, certificated form (the “Certificated Exchange Notes”) except in the limited circumstances described below. See “—Exchange of Global Exchange Notes for Certificated Exchange Notes.”

In addition, transfer of beneficial interests in the Global Exchange Note will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time. The exchange notes may be presented for registration of transfer and exchange at the offices of the registrar.

Certain Book-entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. None of us, the trustee, the exchange agent or the initial purchasers takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC has advised us that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a “banking organization” within the meaning of the New York State Banking Law, (iii) a member of the Federal Reserve System, (iv) a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and (v) a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, or indirect participants that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

We expect that pursuant to procedures established by DTC (i) upon deposit of each Global Exchange Note, DTC will credit the accounts of participants designated by the initial purchasers with an interest in the Global Exchange Note and (ii) ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of participants) and the records of participants and the indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the exchange notes represented by a Global Exchange Note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a Global Exchange Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a Global Exchange Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the Global Exchange Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Exchange Note will not be entitled to have notes represented by such Global Exchange Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Exchange Notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Exchange Note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of exchange notes under the indenture or such Global Exchange Note. We understand that under existing industry practice, in the event that we request any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in a Global Exchange Note desires to take any action that DTC, as the holder of such Global Exchange Note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such exchange notes.

Payments with respect to the principal or premium, if any, and interest on any exchange notes represented by a Global Exchange Note registered in the name of DTC or its nominee on the applicable record date will be payable by the paying agent on behalf of the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Exchange Note representing such exchange notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the exchange notes, including the Global Exchange Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, none of us or the trustee or the exchange agent has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Exchange Note (including principal, premium, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interests in a Global Exchange Note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the exchange notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Exchange Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Exchange Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a global security by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of us or the trustee or the exchange agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange Agent and Registrar for the Notes

The trustee will initially act as exchange agent and registrar. We may change the exchange agent or registrar without prior notice to the holders of the outstanding notes or the exchange notes, and we or any of our Subsidiaries may act as exchange agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of exchange notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any exchange note selected for redemption. Also, we are not required to transfer or exchange any exchange note for a period of 15 days before a selection of exchange notes to be redeemed. See “—Book-Entry; Delivery and Form” above for additional information.

Exchange of Global Exchange Notes for Certificated Exchange Notes

A Global Exchange Note is exchangeable for definitive exchange notes in registered certificated form, or “Certificated Exchange Notes,” if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Exchange Notes and we fail to appoint a successor depositary within 90 days or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) we, at our option, notify the trustee that we elect to cause the issuance of the Certificated Exchange Notes; or

(3) there has occurred and is continuing an Event of Default under the exchange notes of any series, and all principal of and premium, if any, and accrued interest on such exchange notes shall have become immediately due and payable as provided by section 502 of the indenture.

In all cases, Certificated Exchange Notes delivered in exchange for any Global Exchange Note or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in the Indenture, unless that legend is not required by applicable law.

Exchange of Certificated Exchange Notes for Global Exchange Notes

Certificated Exchange Notes may not be exchanged for beneficial interests in any Global Exchange Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes and written instructions directing the trustee to reflect the increase the amount of exchange notes represented by the Global Exchange Notes on its books.

Covenants

Limitation on Liens

We have agreed that we will not, and will not permit any of our Subsidiaries to, incur any Indebtedness, if that Indebtedness is secured by a Lien upon any Specified Property now owned or hereafter acquired, unless, together with the incurrence of such Indebtedness, the exchange notes shall be secured equally and ratably with (or prior to) such Indebtedness for so long as such Indebtedness is so secured.

This restriction does not apply to:

(i) any Lien on (A) any Specified Property acquired, constructed, developed, extended or improved by us or any Subsidiary (singly or together with other persons) after the date of the indenture or any property or assets reasonably incidental to the use or operation of such Specified Property (including any real property on which such Specified Property is located), or (B) any shares or other ownership interest in, or any Indebtedness of, any person which holds, owns or is entitled to such Specified Property, in each of cases (A) and (B), to the extent such Lien is created, incurred or assumed contemporaneously with, or within 360 days after, such acquisition or the completion of such construction, development, extension or improvement in order to secure or provide for the payment of any part of the purchase price or other consideration of such Specified Property or shares or other ownership interest or the other costs of such acquisition, construction, development, extension or improvement (including costs such as escalation, interest during construction and financing and refinancing costs);

(ii) any Lien for Taxes (as defined below) not yet due or which are being contested in good faith; provided that reserves with respect thereto are maintained on our books to the extent required by IFRS;

(iii) any Lien existing on any asset, or on any asset of any Person, at the time such asset or Person is acquired by us or a Subsidiary or such Person is merged or consolidated with or into us or a Subsidiary, or any Lien on any asset of a Person which existed at the time such Person becomes a Subsidiary;

(iv) any Lien which secures Indebtedness owing to us or to one or more of our Subsidiaries;

(v) any Lien existing on the date of the indenture; and

(vi) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) through (v) inclusive; provided that the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus any extensions, expansions or improvements of such property).

We or any Subsidiary, however, may incur Indebtedness secured by a Lien which would otherwise be prohibited under the provisions of the indenture described in this section or enter into Sale and Lease-Back Transactions that would otherwise be prohibited by the provisions of the indenture described below under “—Limitations on Sale and Lease-Back Transactions;” provided that the aggregate principal amount of such Indebtedness of us and our Subsidiaries together with the aggregate Attributable Value of all such Sale and

Lease-Back Transactions of us and our Subsidiaries shall not exceed 20% of our Consolidated Assets at the time any such Indebtedness is incurred by us or any Subsidiary or at the time any such Sale and Lease-Back Transaction is entered into.

Limitations on Sale and Lease-Back Transactions

We have agreed that we will not, and will not permit any Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any Specified Property, unless either:

(i) we or that Subsidiary would be entitled pursuant to the provisions of the indenture described above under “—Limitation on Liens” to issue, assume or guarantee Indebtedness secured by a Lien on such Specified Property without equally and ratably securing the exchange notes, or

(ii) we or that Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value (as determined in good faith by our board of directors) of the Specified Property so leased, (A) to the retirement, within 360 days after the effective date of the Sale and Lease-Back Transaction, of our Indebtedness ranking at least on a parity with the exchange notes or Indebtedness of any Subsidiary, in each case owing to a person other than us or any of our Affiliates or (B) to the acquisition, purchase, construction, development, extension or improvement of any real or personal property or assets used or to be used by or for the benefit of us or any Subsidiary in the ordinary course of business.

These restrictions will not apply to (1) transactions providing for a lease term, including any renewal, of not more than five years, or (2) transactions between us and any Subsidiary or between Subsidiaries.

Consolidation, Merger, Sale or Conveyance

We have agreed that we may not consolidate with or merge into any other corporation or convey or transfer our properties and assets substantially as an entirety to any person, unless:

(i) the successor corporation (if other than us) shall be organized under the laws of the Republic of Chile, the United States of America or any OECD member country and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of (and premium, if any) and interest on all the outstanding notes and the performance of every covenant in the indenture to be performed or observed by us;

(ii) immediately after giving effect to such transaction, no Event of Default shall have happened and be continuing; and

(iii) we shall have delivered to the trustee an officers’ certificate stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction.

In case of any consolidation, merger, conveyance or transfer, the successor corporation will succeed and substitute us as obligor on the exchange notes, with the same effect as if it had been named in the indenture as such obligor.

In case of any consolidation, merger, conveyance or transfer in which the successor corporation is a corporation organized under the laws of a country other than the Republic of Chile, all references to a Taxing Authority under “—Payment of Additional Amounts” and “—Redemption for Taxation Reasons” will be deemed, for the avoidance of doubt, to include such country or any political subdivision or governmental authority thereof or therein having power to tax.

Certain Definitions

The following are some terms defined in the indenture:

“Affiliate” means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, “control,” when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Value” means, as to any particular lease under which we or any Subsidiary is at any time liable as lessee and any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such date at a rate per annum equivalent to the interest rate inherent in such lease (as determined in good faith by us in accordance with generally accepted financial practice).

“Chilean Subsidiary” means a Subsidiary organized under the laws of the Republic of Chile.

“Consolidated Assets” means the total of all assets appearing on our consolidated balance sheet.

“Indebtedness” means, with respect to any person (without duplication):

(i) any liability of such person:

(1) for borrowed money or under any non-contingent reimbursement obligation due and payable under a letter of credit (other than letters of credit payable in the ordinary course of business),

(2) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any business, properties or assets of any kind (other than accounts payable in the ordinary course of business), or

(3) for the payment of money relating to any obligations under any capital lease of real or personal property, and

(ii) any liability of others described in the preceding clause (i) that the person has guaranteed to the extent such guarantee appears on the balance sheet of such person prepared in accordance with IFRS.

For the purpose of determining any particular amount of Indebtedness under this definition, guarantees of (or obligations with respect to letters of credit or financial bonds supporting) Indebtedness otherwise included in the determination of such amount shall also not be included.

“Lien” means any mortgage, pledge, lien, security interest, charge or other similar encumbrance (excluding for the avoidance of doubt any title or other interest of any lessor).

“Manufacturing Facility” means any of the pulp mills, sawmills or wood processing facilities owned by us or any Subsidiary.

“Sale and Leaseback Transaction” means any transaction or series of related transactions pursuant to which we or any Subsidiary sells or transfers any Specified Property to any person with the intention of taking back a lease of such property pursuant to which the rental payments are calculated to amortize the purchase price of such property substantially over the useful life thereof and such property is in fact so leased.

“Significant Subsidiary” means a Chilean Subsidiary which at the time of determination had (1) assets which, as of the date of our most recent quarterly consolidated balance sheet, constituted at least 15% of our total assets on a consolidated basis as of such date and (2) revenues for the 12-month period ending on the date of our most recent quarterly consolidated statement of income which constituted at least 15% of our total revenues on a consolidated basis for such period.

“Specified Property” means Manufacturing Facilities and Timberlands.

“Subsidiary” means any corporation or other business entity of which we own or control (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interests, in each case having ordinary voting power to elect or appoint directors, managers or trustees of such corporation or other business entity (whether or not capital stock or other ownership interests or any other class or classes shall or might have voting power upon the occurrence of any contingency). For the avoidance of doubt, a corporation or other business entity will not be deemed to be a “Subsidiary” because we (i) jointly control (either directly or through one or more other Subsidiaries) with one or more unaffiliated persons such corporation or other business entity or (ii) have (either directly or through one or more other Subsidiaries) (x) veto rights over the affairs of such corporation or other business entity or (y) the alternating or shared right with one or more unaffiliated persons to elect or appoint directors, managers or trustees or to otherwise direct the affairs of such corporation or business entity.

“Timberlands” means, at any time, real property owned by us or any Subsidiary which contains standing timber which is, or upon completion of a growth cycle then in process is expected to become, of commercial quantity and of merchantable quality; excluding from the term “Timberlands,” however, any property which at the time is held primarily for development (other than as timberlands) and/or sale, and not primarily for the production of any wood products.

Highly Leveraged Transactions; Change of Control

The indenture does not include any debt covenants or other provisions which afford debt holders protection in the event of a highly leveraged transaction or a change of control.

Periodic Reports

The indenture provides that if we are not required to file with the SEC information, documents, or reports pursuant to Section 13 or Section 15(d) of the Exchange Act, then we will make available, upon request, to the trustee the information required pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

An “Event of Default,” with respect to the exchange notes of any series, is defined in the indenture as:

(i) Arauco’s failure to pay any principal of the exchange notes of such series, when due and payable, whether at maturity, upon redemption or otherwise;

(ii) Arauco’s failure to pay interest (including any Additional Amounts) on the exchange notes of such series when due and payable and the continuance of such default for more than 30 days;

(iii) Arauco’s failure to perform or observe any other covenant or obligation in the exchange notes of such series, not otherwise expressly included as an Event of Default in (i) or (ii) above, and the continuance of such default for more than 60 days after written notice of such default has been given (by internationally recognized overnight courier) to us by the trustee or the holders of at least 25% in aggregate principal amount of the exchange notes of such series then outstanding (as specified in the indenture) specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”;

(iv) Arauco’s failure to pay the principal of, or interest on, Indebtedness having a total principal amount exceeding US$100 million (or its equivalent in any other currency or currencies) when due, if such default shall continue for more than the applicable period of grace, if any, and as a result all such Indebtedness shall have been declared due and payable; or

(v) certain events of bankruptcy or insolvency with respect to Arauco or a Significant Subsidiary.

The indenture provides that (i) if an Event of Default (other than an Event of Default described in clause (v) above) shall have occurred and be continuing with respect to the exchange notes of any series, either the trustee or the holders of not less than 25% of the total principal amount of the exchange notes of such series then outstanding may declare the principal of all such outstanding exchange notes of such series and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (v) above shall have occurred with respect to Arauco the principal of all such outstanding exchange notes and the interest accrued thereon, if any, shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of such exchange notes. The indenture provides that the exchange notes owned by us or any of our respective Affiliates shall be deemed not to be outstanding for, among other purposes, declaring the acceleration of the maturity of the exchange notes. Upon certain conditions, such declarations may be annulled and past defaults, other than nonpayment of principal, interest and compliance with certain covenants, may be waived by the holders of a majority of the total principal amount of the exchange notes of any series then outstanding.

The trustee must give to the holders of the exchange notes of any series notice of all uncured defaults known to it (pursuant to the terms of the indenture) with respect to the exchange notes of such series within 30 days after the trustee becomes aware of such a default; provided that, except in the case of default in the payment of principal, interest or Additional Amounts, the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such exchange notes of such series.

No holder of any exchange notes of any series may institute any action under the indenture unless (a) such holder shall have given the trustee written notice of a continuing Event of Default with respect to the exchange notes of such series, (b) the holders of not less than 25% of the total principal amount of the exchange notes of such series then outstanding shall have made written request to the trustee to institute proceedings in respect of the Event of Default, (c) such holder or holders shall have offered the trustee such reasonable indemnity as the trustee may require, (d) the trustee shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the trustee during such 60 day period by the holders of a majority of the total principal amount of the exchange notes of such series. Such limitations, however, do not apply to any suit instituted by a holder of an exchange note for enforcement of payment of the principal or interest on the exchange notes on or after the respective due dates expressed in such debt security.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of the exchange notes, unless such holders shall have offered to the trustee indemnity reasonably satisfactory to it.

We are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Payment of Additional Amounts

All payments and deliveries of or in respect of principal, interest and premium, if any, on each exchange note shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, penalties, fines, duties, assessments or other governmental charges of whatever nature (or interest on any of the foregoing) (“Taxes”) imposed, levied, collected, withheld or assessed by, within or on behalf of the

Republic of Chile or any political subdivision or governmental authority thereof or therein having power to tax (a “Taxing Authority”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. If we are required to make any withholding or deduction described in the preceding sentence with respect to any payment or delivery made in respect of the exchange notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amounts received by the holders of exchange notes (including Additional Amounts) after such withholding or deduction shall equal the respective amounts of principal, interest and premium, if any, that would have been receivable in respect of the exchange notes in the absence of such withholding or deduction, except that no such Additional Amounts shall be payable in respect of any exchange note:

(i) in the case of payments for which presentation of an exchange note is required, if such exchange note is presented for payment more than 30 days after the later of (x) the date on which such payment first became due and (y) if the full amount payable has not been received in the place of payment by the trustee on or prior to such due date, the date on which the full amount having been so received and notice to that effect shall have been given to the holder by the trustee or the paying agent, on behalf of the trustee, except to the extent that the holder would have been entitled to such Additional Amounts on presenting such exchange note for payment on the last day of the applicable 30 day period;

(ii) for any estate, inheritance, gift, sales, use, value added, transfer, excise, personal property or similar tax, duty, fine, assessment or other governmental charge;

(iii) if such exchange note is held by or on behalf of a holder or beneficial owner who is liable for Taxes in respect of such exchange note by reason of having some present or former, direct or indirect, connection with a Taxing Authority (including, without limitation, being a citizen of, being incorporated or engaged in a trade or business in, or having a residence or principal place of business or other presence in a Taxing Authority), other than the mere holding of such exchange note or the receipt of principal, interest or premium, if any, in respect thereof;

(iv) for any Taxes that would not have been imposed (or would have been reduced) but for the failure of a holder or a beneficial owner of such exchange note to comply with any applicable certification, documentation, information or other reporting requirement concerning the nationality, residence, identity or connection with the relevant Taxing Authority, or to make any other similar claim for exemption to the relevant Taxing Authority, if, after having been requested in writing by us to comply with such applicable certification, documentation, information or other reporting requirement, or to make such a claim, such holder or beneficial owner fails to do so within 30 days;

(v) for any Taxes which are payable other than by deduction or withholding from payments of principal, interest and premium, if any, on such exchange note;

(vi) for any Taxes imposed on or in respect of (x) Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Code”) as of the date of the indenture (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) (“FATCA”) and any current or future regulations or official interpretations thereof, (y) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States and any other jurisdiction which (in either case) facilitates the implementation of the preceding clause (x), or (z) any agreement entered into pursuant to the implementation of the preceding clauses (x) or (y) with the Internal Revenue Service, the United States government or any governmental or taxation authority under any other jurisdiction;

(vii) for any Tax which would have been avoided by a holder presenting the relevant exchange note (if presentation is required) or requesting that such payment be made to another paying agent in a member state of the European Union; or

(viii) for any combination of (i), (ii), (iii), (iv), (v), (vi) or (vii).

In addition, no Additional Amounts shall be paid with respect to any payment to any holder of exchange notes who is a fiduciary or a partnership or other than the sole beneficial owner of such exchange notes to the extent that the beneficiary or settlor with respect to such fiduciary, the member of such partnership or the beneficial owner of such exchange notes would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner held such exchange notes directly.

All references in this prospectus or the indenture to principal, interest or premium shall be deemed to include references to any Additional Amounts which may be payable with respect to such principal, interest or premium.

We, as applicable, will (i) make any required withholding or deduction for Taxes imposed with respect to payments on the exchange notes and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Upon request, we shall provide the trustee with documentation evidencing the payment of Taxes in respect of which we have paid any Additional Amounts. Copies of such documentation shall be made available by the trustee to the holders or the other paying agents, as applicable, upon written request therefor.

If Additional Amounts actually paid with respect to an exchange note pursuant to the preceding paragraphs are based on rates of deduction or withholding of Taxes imposed by a Taxing Authority in excess of the appropriate rate applicable to the holder or the beneficial owner, and, as a result thereof, such holder or beneficial owner is entitled under the law of such Taxing Authority to make a claim for a refund or credit of such Taxes, then such holder or beneficial owner shall, by accepting an exchange note or an interest therein, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such Taxes to us, subject to any right of set-off such holder or beneficial owner may have. However, by making such assignment, the holder or beneficial owner makes no representation or warranty that we will be entitled to receive such claim for refund or credit and incurs no other obligation (including, for the avoidance of doubt, any filing or other action) with respect thereto.

We shall promptly pay when due any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, or registration of each of the exchange notes or any other document or instrument relating to the issuance thereof, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside the Republic of Chile and except as provided in the indenture with respect to certain transfers and exchanges of notes. We shall indemnify and make whole the holders of exchange notes for any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies payable by us as provided in this paragraph that are paid by such holders.

Optional Redemption

The 2027 exchange notes and/or the 2047 exchange notes will be redeemable, in each case, in whole or in part, at any time and from time to time, at our option at a redemption price equal to the greater of (i) 100% of the principal amount of the exchange notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest on the exchange notes to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to that redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points (in the case of the 2027 exchange notes) or 40 basis points (in the case of the 2047 exchange notes); plus, in the case of both clause (i) and clause (ii) above, accrued and unpaid interest on the principal amount of the exchange notes being redeemed to the date of redemption.

In addition, the 2027 exchange notes and/or the 2047 exchange notes will be redeemable, in each case, in whole or in part, at any time and from time to time, beginning on the date that is three months prior to the scheduled maturity of the 2027 exchange notes (in the case of the 2027 exchange notes) and six months prior to the scheduled maturity of the 2047 exchange notes (in the case of the 2047 exchange notes), respectively (each a “Par Call Date”), at our option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the date of redemption.

Notwithstanding the foregoing, payments of interest on the exchange notes that are due and payable on or prior to a date fixed for redemption of notes will be payable to the holders of those notes registered as such at the close of business on the relevant record dates according to the terms and provisions of the indenture. In connection with such optional redemption, the following defined terms apply:

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date, computed as of the third business day immediately preceding that redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the Par Call Date that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the Par Call Date. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us to act as the “Independent Investment Banker.”

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the exchange notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors and three other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us; provided that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption and as if redeemed on the Par Call Date; provided that, if that redemption date is not an interest payment date with respect to such notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the exchange notes to be redeemed. On and after any redemption date, interest will cease to accrue on the exchange notes or any portion thereof called for redemption.

Upon presentation of any exchange note redeemed in part only, we will execute and the trustee will authenticate and deliver to us on the order of the holder thereof, at its expense, a new exchange note, of authorized denominations, in principal amount equal to the unredeemed portion of the exchange note so presented.

Reacquisition. There is no restriction on our ability or the ability of any of our Subsidiaries, or their respective Affiliates, to purchase or repurchase exchange notes.

Redemption for Taxation Reasons

If as a result of any change in or amendment to the laws or treaties (or any rules or regulations thereunder) of a Taxing Authority, or any amendment to or change in an official interpretation, administration or application of such laws, treaties, rules, or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective or, in the case of a change in official position, is announced on or after the date of the indenture (or if a successor assumes the obligations under the exchange notes, such later date), we have or will become obligated to pay any Additional Amounts with respect to the exchange notes of a series in excess of the Additional Amounts we would be obligated to pay if payments were subject to withholding or deduction at a rate of 4% (the “Minimum Withholding Level”), we may, at our option, redeem all, but not less than all, of the exchange notes of such series, at a redemption price equal to 100% of the principal amount, together with any interest accrued to the date fixed for redemption, upon publication of irrevocable notice not less than 30 days nor more than 90 days prior to the date fixed for redemption. No notice of such redemption may be given earlier than 90 days prior to the earliest date on which we would, but for such redemption, be obligated to pay Additional Amounts above the Minimum Withholding Level, if payment in respect of the exchange notes of such series were actually due on such date. Notwithstanding the foregoing, we shall not have the right to so redeem the exchange notes of a series unless we determine, in our reasonable business judgment, that we cannot avoid the obligation to pay such Additional Amounts above the Minimum Withholding Level by the use of reasonable measures available to us; provided that for the avoidance of doubt changing our jurisdiction is not a reasonable measure for the purposes of this paragraph.

In the event that we elect to so redeem the exchange notes of a series, we will deliver to the trustee: (1) an officers’ certificate stating that we are entitled to redeem the exchange notes of such series pursuant to their terms and setting forth a statement of facts showing that the condition or conditions precedent to our right to so redeem have occurred or been satisfied; and (2) an opinion of counsel, who is reasonably satisfactory to the trustee, to the effect that we have or will become obligated to pay Additional Amounts above the Minimum Withholding Level, as a result of the change or amendment, and that all governmental requirements necessary for us to effect the redemption have been complied with.

Modification of the Indenture

We and the trustee may, without the consent of the holders of exchange notes, amend, waive or supplement the indenture or any series of exchange notes for certain specified purposes, including among other things:

(i) curing ambiguities, defects or inconsistencies; or

(ii) making any other provisions with respect to matters or questions arising under the indenture or the exchange notes of such series or making any other change therein as shall not adversely affect the interests of the holders of the exchange notes of such series in any material respect.

In addition, with certain exceptions, the indenture and any series of exchange notes may be modified by us and the trustee only with the consent of the holders of a majority in aggregate principal amount of the outstanding exchange notes of such series adversely affected thereby, but no such modification may be made without the consent of the holder of each outstanding note of such series adversely affected by the modification which would:

(i) change the maturity of any payment of principal or any premium of, or any installment of interest on, any such exchange note, or reduce the principal amount thereof or the rate of interest (or Additional Amounts, if any) payable thereon, or change the method of computing the amount of principal thereof or interest (or Additional Amounts, if any) payable thereon on any date, or change any place of payment where, or the coin or currency in which, any such exchange note or interest thereon is payable, or impair the right of holders to institute suit for the enforcement of any such payment on or after the date when due;

(ii) reduce the percentage in aggregate principal amount of the outstanding exchange notes of such series, where the consent of holders is required for any such modification or where the consent of holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences provided for in the indenture; or

(iii) modify any of the provisions of certain sections of the indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding exchange note of such series adversely affected by the modification.

The indenture provides that the exchange notes of any series owned by us or any of our respective affiliates shall be deemed not to be outstanding for, among other purposes, consent to any such modification.

Defeasance and Covenant Defeasance

We may, at our option, at any time upon the satisfaction of certain conditions described below, elect to be discharged from the obligations with respect to any series of the exchange notes (a “Defeasance”). In general, upon a defeasance, we shall be deemed to have paid and discharged the entire indebtedness represented by the exchange notes of such series and to have satisfied all of the obligations under the exchange notes of such series and the indenture, except for:

(i) the rights of holders of such exchange notes to receive, solely from the trust fund established for such purposes as described below, payments in respect of the principal of, and interest, and Additional Amounts, if any, on such exchange notes when such payments are due;

(ii) certain provisions relating to ownership, registration and transfer of such exchange notes;

(iii) certain provisions relating to the rights, powers, trusts, duties and immunities of the trustee; and

(iv) the provisions relating to this section, as well as provisions relating to our obligations to the Trustee regarding payment, reimbursement and indemnification.

In addition, we may, at our option, at any time, upon the satisfaction of certain conditions described below, elect to be released with respect to any series of exchange notes from the covenants of the indenture described above under the caption “—Covenants” (a “Covenant Defeasance”). Following such Covenant Defeasance, the occurrence of a breach or violation of any such covenant with respect to the exchange notes of such series will not constitute an Event of Default under the indenture, and certain other events (not including, among other things, nonpayment of other obligations or bankruptcy and insolvency events) described under “—Events of Default” also will not constitute Events of Default.

In order to cause a Defeasance or Covenant Defeasance with respect to the exchange notes of any series, we will be required to satisfy, among other conditions, the following:

(i) we, as the case may be, shall have irrevocably deposited with the trustee in trust cash or U.S. Government Obligations, or a combination thereof, sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, Additional Amounts, if any, and each installment of interest on, the exchange notes of such series on the stated maturity of such principal or installment of interest in accordance with the terms of the exchange notes of such series;

(ii) in the case of a Defeasance, we shall have delivered to the trustee an opinion of counsel stating that:

(x) we have received from, or there has been published by, the Internal Revenue Service a ruling, or

(y) since the date of the indenture there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the exchange notes of such series will not recognize gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

(iii) in the case of a Covenant Defeasance, we shall have delivered to the trustee an opinion of counsel to the effect that the holders of the exchange notes of such series will not recognize gain or loss for U.S. federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred;

(iv) no Event of Default, or event which with notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing with respect to the exchange notes of such series, including with respect to certain events of bankruptcy or insolvency, at any time during the period ending on the 121st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period); and

(v) we shall have delivered to the trustee an opinion of counsel to the effect that payments of amounts deposited in trust with the trustee, as described above, will not be subject to future Taxes imposed, levied, collected, withheld or assessed by, within or on behalf of Chile or any political subdivision or governmental authority thereof or therein having power to tax, except to the extent that Additional Amounts in respect thereof shall have been deposited in trust with the trustee as described above.

The Trustee

The Bank of New York Mellon is the trustee under the indenture and has been appointed by us as the initial security registrar and paying agent with respect to the exchange notes. The address of the trustee is 101 Barclay Street, Floor 7E, New York, New York 10007.

The Bank of New York Mellon, in each of its capacities including but not limited to trustee, initial security registrar, initial paying agent and exchange agent, has not participated in the preparation of this prospectus and does not assume responsibility for its contents, including, for avoidance of doubt, any reports, or any other information related to or referred to herein. No representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the trustee as to the accuracy or completeness of the information contained or incorporated in this prospectus or any other information provided by us in connection with the offering of the exchange notes. The trustee has no liability in relation to the information contained or incorporated by reference in this prospectus or any other information provided by us in connection with the offering of the exchange notes or their distribution.

Governing Law

The indenture provides that it and the exchange notes will be governed by, and be construed in accordance with, the laws of the State of New York.

We have irrevocably consented to the non-exclusive jurisdiction of any court of the State of New York or any United States federal court sitting, in each case, in the Borough of Manhattan, The City of New York, New York, United States, or the New York Courts, and any appellate court from any of these courts, and, to the fullest extent permitted by law, have waived any immunity from the jurisdiction of the New York Courts over any suit, action or proceeding that may be brought in connection with the indenture or the exchange notes. We have appointed Cogency Global Inc.as initial authorized agent upon which all writs, process and summonses may be served in any suit, action or proceeding brought in connection with the indenture, the exchange notes against us in any such court and have each agreed that such appointment shall be irrevocable so long as any of the exchange notes remain outstanding or until the irrevocable appointment by us of a successor in the City of New York as the authorized agent for such purpose and the acceptance of such appointment by such successor.

Judgment Currency

We have agreed that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of, or premium or interest, if any, on the exchange notes (the “Required Currency”) into a currency in which a judgment will be rendered (the “Judgment Currency”), the rate of exchange used shall be the rate at which, in accordance with normal banking procedures, the trustee could purchase the Required Currency with the Judgment Currency and (b) our obligations under the indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee in the place of payment, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under the indenture.

TAXATION

General

The following summary contains a description of the principal Chilean tax considerations of the exchange offer and the ownership and disposition of the exchange notes and the principal United States federal income tax consequences of the exchange offer, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to acquire the exchange notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Chile and the United States.

This summary is based on the tax laws of Chile and the United States as in effect on the date of this prospectus, as well as regulations, rulings and decisions of Chile and the United States available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

In deciding whether to tender outstanding notes in the exchange offer you should consult your own tax advisors as to the Chilean, United States or other tax consequences of the exchange offer and the ownership and disposition of the exchange notes, including in particular the application of the tax considerations discussed below to your particular situation, as well as the application of state, local, foreign or other tax laws.

Chilean Taxation

The following is a general summary of the main consequences under Chilean tax law, as currently in effect, of an investment in the exchange notes made by a foreign holder. Foreign holder means either: (i) in the case of an individual, a person who is neither a resident nor is domiciled in Chile (for purposes of Chilean taxation, (a) an individual is resident in Chile if he or she has remained in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years and (b) an individual is domiciled in Chile if such individual resides in Chile with the intention of remaining in Chile (the intention will be determined according to the circumstances)); or (ii) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the notes are assigned to a branch or a permanent establishment of such entity in Chile.

Under Chile’s Income Tax Law, payments of interest made by Arauco in respect of the exchange notes to a foreign holder will generally be subject to a Chilean withholding tax assessed at a rate of 4.0%, which we refer to as the “Chilean Interest Withholding Tax.”

We have agreed, subject to specific exceptions and limitations, to pay to the foreign holders of exchange notes Additional Amounts in respect of the Chilean Interest Withholding Tax mentioned above, in order that the interest the foreign holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by such foreign holder in the absence of such withholding. If we pay Additional Amounts in respect of such Chilean Interest Withholding Tax, any refunds of such Additional Amounts will be for our account. In the event of certain changes in Chilean tax laws requiring the payment by us of Additional Amounts in excess of the Additional Amounts that would be payable were payments of interest on the exchange notes subject to the Chilean Interest Withholding Tax at a 4.0% rate, we have the right to redeem the exchange notes.

Under existing Chilean law and regulations, a foreign holder will not be subject to any Chilean taxes in respect of payments of principal made by us with respect to the exchange notes. Our payments with respect to the exchange notes of amounts not considered principal or interest may be subject to a Chilean withholding tax of up to 35%.

The Chilean Income Tax Law provides that a foreign holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities performed in Chile or from the sale, disposition or other transactions in connection with assets or goods located in Chile. Article 11 of the Chilean Income Tax Law states that, for this purpose, notes and other private or public securities will only be considered as located in Chile if they are issued in Chile by a Chilean issuer. In consideration that the exchange notes are not issued in Chile, any capital gains realized on the sale or other disposition by a foreign holder of the exchange notes generally will not be subject to any Chilean income taxes. In addition, the exchange of outstanding notes for exchange notes in the exchange offer will not be subject to Chilean income tax under the Chilean Income Tax Law.

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of exchange notes unless exchange notes held by a foreign holder (i) are located in Chile at the time of such foreign holder’s death or at the time the transfer takes place or (ii) were purchased or acquired with monies obtained from Chilean sources. A foreign holder will not be liable for Chilean stamp, registration or similar taxes.

The initial issuance of the outstanding notes was subject to stamp tax, at a rate of 0.8% of the aggregate principal amount of such outstanding notes, which is the current maximum rate for stamp tax purposes, and which we paid. The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders of outstanding notes for Chilean stamp tax purposes in consideration that the exchange notes are identical in all material respects to the outstanding notes and that we will not receive any cash proceeds from the issuance of the exchange notes.

United States Federal Income Tax Consequences of the Exchange Offer

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders of outstanding notes for United States federal income tax purposes. Consequently, no gain or loss will be recognized by you upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

EXCHANGE RATES

Chile has two currency markets, the Mercado Cambiario Formal (the “Formal Exchange Market”) and the Mercado Cambiario Informal (the “Informal Exchange Market”). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain exchange houses and travel agencies, among others. The Central Bank of Chile is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions and that such transactions are effected through the Formal Exchange Market.

The dólar observado (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily in the Diario Oficial de la República de Chile (Chilean Official Gazette), is computed by taking the weighted average exchange rates of the previous business day’s transactions in the Formal Exchange Market. The Central Bank of Chile has the power to intervene in the exchange market by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the exchange rates within a desired range. Although the Central Bank of Chile is not required to follow any exchange rate, it generally uses spot rates for its transactions. Other banks generally carry out authorized transactions at spot rates also.

The Informal Exchange Market reflect transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the difference between the Observed Exchange Rate and the Informal Exchange Rate has not been significant.

The following table sets forth the annual high, low, average and period-end observed exchange rate for U.S. dollars for the periods indicated, as reported by the Central Bank of Chile.

	Daily Observed Exchange Rate
Year	High	Low	Average(1)(2)	Period-End
	Ch$ per US$
2012	519.69	469.65	486.59	479.96
2013	533.95	466.50	495.18	524.61
2014	621.41	527.53	570.34	606.75
2015	715.66	597.10	654.66	710.16
2016	730.31	645.22	676.67	669.47
2017	679.05	614.75	649.12	614.75

Months (2018)
January 2018	609.49	599.33	605.01	603.25
February 2018	603.07	588.28	596.36	593.61
March 2018	609.58	595.93	603.91	603.39
April 2018	610.98	594.41	600.91	610.98
May 2018 (Through May 4)	621.36	617.69	619.41	621.36

Source: Central Bank of Chile

(1)	For each year, the average of the month-end exchange rates for the relevant year. For each month, the average daily exchange rate for the relevant month.
(2)	For the years 2012 through 2017, the average exchange rate is the average of month-end exchange rates for the year. For the months ended January, February, March, April and May 2018, the average exchange rate is the daily average rate for the period.

EXCHANGE CONTROLS IN CHILE

The Central Bank of Chile is the entity responsible for establishing monetary policies and exchange controls.

Chilean issuers are authorized to offer securities internationally provided they comply with, among other things, the provisions of Chapter XIV of the Compendium of Foreign Exchange Regulations of the Central Bank of Chile (the “Central Bank Compendium”).

Pursuant to the provisions of Chapter XIV of the Central Bank Compendium, it is not necessary to seek the Central Bank of Chile’s prior approval in order to issue the exchange notes. The Central Bank of Chile only requires that (i) the remittance of funds obtained from the sale of the exchange notes into Chile be made through the Formal Exchange Market and disclosed to the Central Bank of Chile as described below and (ii) all remittances of funds to make payments under the exchange notes made from Chile be made through the Formal Exchange Market and disclosed to the Central Bank of Chile as described below.

The proceeds of the sale of the exchange notes may be brought into Chile or held abroad. If we remit the funds obtained from the sale of the exchange notes into Chile, such remittances must be made through the Formal Exchange Market and we must deliver to the Central Bank of Chile directly or through an entity of the Formal Exchange Market an annex providing information about the transaction, together with a letter instructing such entity to deliver us the foreign currency or the peso equivalent thereof. If we do not remit the funds obtained from the sale of the exchange notes into Chile, we have to provide the same information to the Central Bank of Chile directly or through an entity of the Formal Exchange Market within the first 10 days of the month following the date on which we received the funds. The regulations require that the information provided describe the financial terms and conditions of the securities offered, related guarantees and the schedule of payments.

All payments in connection with the exchange notes made from Chile must be made through the Formal Exchange Market. Pursuant to Chapter XIV of the Central Bank Compendium, no prior authorization from the Central Bank of Chile is required for such payments in U.S. dollars. The participant of the Formal Exchange Market involved in the transfer must provide certain information to the Central Bank of Chile on the banking business day following the day of payment. In the event payments are made outside Chile using foreign currency held abroad, we must provide the relevant information to the Central Bank of Chile directly or through an entity of the Formal Exchange Market within the first 10 days of the month following the date on which the payment was made.

Under Chapter XIV of the Central Bank Compendium, payments and remittances of funds from Chile are governed by the rules in effect at the time the payment or remittance is made. Therefore, any change made to Chilean laws and regulations after the date hereof will affect foreign investors who have acquired the exchange notes. We cannot assure you that further Central Bank of Chile’s regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent us from acquiring U.S. dollars or that further restrictions applicable to us will not affect our ability to remit U.S. dollars for payment of interest or principal on the exchange notes.

The above is a summary of the Central Bank of Chile’s regulations with respect to the issuance of debt securities, including the exchange notes, as in force and effect as of the date hereof. We cannot assure you that restrictions will not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV of the Central Bank Compendium, a copy of which is available from us upon request.

PLAN OF DISTRIBUTION

The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer and so notifies us, or causes us to be so notified in writing, we have agreed that a period of 180 days after the date of this prospectus, we will make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay certain expenses incident to the exchange offer (other than commissions and concessions of any broker-dealers), subject to certain prescribed limitations, and will indemnify the holders of the outstanding notes against certain liabilities, including certain liabilities that may arise under the Securities Act.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of exchange notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have notified such broker-dealer that delivery of the prospectus may resume and has furnished copies of any amendment or supplement to the prospectus to such broker-dealer.

VALIDITY OF THE EXCHANGE NOTES

The validity of the exchange notes will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and by Portaluppi, Guzmán & Bezanilla, Santiago, Chile.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.